PE 1/9/2015

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
FEB 06 2015
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE




15005551

February 6, 2015

William J. Cernius
Latham & Watkins LLP
william.cernius@lw.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-6-15

Re: Corrections Corporation of America
Incoming letter dated January 9, 2015

Dear Mr. Cernius:

This is in response to your letter dated January 9, 2015 concerning the shareholder proposal submitted to Corrections Corporation of America by Alex Friedmann. We also have received a letter on the proponent's behalf dated February 5, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jeffrey S. Lowenthal
Stroock & Stroock & Lavan LLP
jlowenthal@stroock.com

February 6, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Corrections Corporation of America
Incoming letter dated January 9, 2015

The proposal requests that the board adopt a policy of expending funds for the purpose of reducing recidivism rates for offenders in the company's facilities, as specified in the proposal.

There appears to be some basis for your view that Corrections Corporation of America may exclude the proposal under rule 14a-8(i)(7), as relating to Corrections Corporation of America's ordinary business operations. In this regard, we note that the proposal relates to the company's expenditures on programs and services designed to reduce recidivism rates and does not raise a significant policy issue. Accordingly, we will not recommend enforcement action to the Commission if Corrections Corporation of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

STROOCK

Sent via email and paper copy

February 5, 2015

Jeffrey S. Lowenthal
Direct Dial: 212-806-5509
Fax: 212-806-6006
jlowenthal@stroock.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America's January 9, 2015 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alex Friedmann (the "Proponent") in response to the request by Corrections Corporation of America (the "Company" or "CCA") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") seeking Staff concurrence with CCA's view that it may properly exclude a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent from inclusion in CCA's proxy materials to be distributed in connection with its 2015 Annual Meeting of Stockholders (the "Proxy Materials"). We respectfully request that the Staff not concur with CCA's view that it may exclude the Proposal from its Proxy Materials. CCA has the burden of persuasion to demonstrate that it may properly omit the Proposal, and it has not met that burden. A copy of this letter has also been sent to the Company.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

By letter dated January 9, 2015 (the "No-Action Request"), CCA requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials. The Company seeks concurrence that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it relates "to the Company's ordinary business operations." For the

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reasons set forth below, we submit that CCA has failed to meet its burden of persuasion under Rule 14a-8(i)(7), and thus the Staff should not concur that the Company may exclude the Proposal from inclusion in its Proxy Materials.

I. The Proposal

On November 19, 2014, Mr. Friedmann, a beneficial holder of no less than 191 shares of CCA's common stock, submitted a shareholder proposal to the Company pursuant to Rule 14a-8 seeking to require the Company to expend funds equal to five percent (5%) of the Company's net income on rehabilitative programs and services designed to reduce recidivism rates for offenders held in the Company's correctional facilities.

Specifically, the Proposal would require CCA to use such funds to expand or enhance rehabilitative programs or services in the Company's correctional facilities, to establish new programs or services, or to donate funds to non-profit organizations that provide rehabilitative or reentry programs. Such funds would be in addition to any funds the Company already spends, intends to spend or is required to spend on rehabilitative programs pursuant to its contracts with government agencies, and would be distributed proportionally among the Company's facilities.

The Proposal reads as follows:

> **RESOLVED**: That the stockholders of the Company request that the Board of Directors adopt the following policy to be implemented beginning in fiscal year 2015, for the purpose of reducing recidivism for offenders in the Company's facilities:
>
> 1. That by the end of the third quarter of each fiscal year, the Company shall expend funds equal to five percent (5%) of the Company's net income for the prior fiscal year on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities.
>
> 2. That the expenditure of the funds specified in Section 1 shall be *in addition to* any funds the Company already spends, intends to spend or is required to spend on rehabilitative or reentry programs and services pursuant to the Company's contracts with government agencies.
>
> 3. That the expenditure of the funds specified in Section 1 may be used to expand rehabilitative programs or services already provided in the Company's correctional facilities; to establish new rehabilitative programs or

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> services; or as donations to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners.
>
> 4. That the Company shall expend the funds specified in Section 1 proportionally among the Company's correctional facilities that are in active operation (vacant facilities not included), with such funds prorated according to each active facility's average daily population at the end of the prior fiscal year.

The Proposal's supporting statement highlights the significant social policy issues raised by high recidivism rates, and the important public policy goal of reducing recidivism through rehabilitative and reentry programs in order to "reduce crime and victimization in our communities." Further, the supporting statement cites recent research indicating that recidivism rates are higher at privately-operated prisons such as those operated by the Company, indicating a specific need for the Proposal.

II. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(7) Because the Proposal Raises Significant Social Policy Issues That Transcend Day-to-Day Business Matters

A company may omit a shareholder proposal under Rule 14a-8(i)(7) if the proposal relates to the company's ordinary business operations. The SEC has stated that "the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first consideration relates to the subject matter of the proposal; "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

However, the SEC has also held that proposals which relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.*

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Indeed, the Staff has a longstanding history of refusing to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the proposal deals with significant social policy issues. *See, e.g., Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse); *Chevron Corp.* (March 28, 2011) (proposal to amend the bylaws to establish a board committee on human rights); *PPG Industries, Inc.* (Jan. 15, 2010) (proposal requesting a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Halliburton Co.* (March 9, 2009) (proposal requesting that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); Halliburton Co. (March 9, 2009) (separate proposal that the company adopt a policy for low-carbon energy research, development and production and report to shareholders on activities related to the policy); and *Bank of America Corp.* (Feb. 29, 2008) (proposal calling for board committee to review company policies for human rights); *see also Trinity Wall Street v. Wal-Mart Stores*, 2014 U.S. Dist. LEXIS 165431 (D. Del. Nov. 26, 2014) (proposal to consider a ban on the sale of certain firearms at the company's stores was not properly excludable).

A. Significant Social Policy Issue

The Staff has no formal standard as to what social policy issues are considered "significant." However, the proponent in *Tyson Foods, Inc.* (Dec. 15, 2009) identified the "key criterion [as] the level of public debate on the issue, with indicia such as media coverage, regulatory activity, high level of public debate and legislative activity." By that criterion, the Proposal is undoubtedly "significant."

The Proposal seeks to require the Company to provide additional funding for rehabilitative and reentry programs and services for prisoners held in the Company's facilities, in order to reduce high recidivism rates of ex-offenders.

There is little doubt that the need to reduce the high recidivism rates of ex-offenders through the provision of rehabilitative and reentry programs is a significant social policy issue – one that has been the subject of extensive public debate and numerous studies and reports, as well as federal legislation. For example, a brief search on Google for "recidivism" yields 2.55 million results, including studies by states, statistics by the federal government, and scholarly papers. A search for the same term on SSRN, a well-respected website for scholarly peer review of social science papers, yields 365 results, 53 of which were published in 2014 alone.[1]

[1] Visit http://papers.ssrn.com, click on the "search" tab, and type "recidivism."

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As regards federal legislation, Congress has recognized the need to reduce recidivism rates of ex-offenders by passing the Second Chance Act, signed into law in April 2008, which provides hundreds of millions of dollars "to government agencies and nonprofit organizations to provide support strategies and services designed to reduce recidivism by improving outcomes for people returning from prisons, jails, and juvenile facilities," according to the Council of State Governments.[2]

The Second Chance Act has been the subject of widespread public interest, including, recently, a June 27, 2014 write-up by the editorial board of *The New York Times*.[3] Since 2007, Congress has appropriated nearly $300 million in Second Chance Act funds,[4] Senator Patrick Leahy has introduced legislation to reauthorize the Act,[5] and the U.S. Department of Justice is currently soliciting applications for FY 2015 Second Chance Act funding grants.[6] Further, as reported by *The Washington Times* on February 2, 2015, the U.S. Department of Justice is seeking an additional $217 million in funding to reduce recidivism, citing a statement from the Department that it hopes to "contain incarceration costs over the long term by facilitating inmates' transition into society in order to reduce recidivism rates, increase public safety and strength[en] communities,"[7]

Reducing recidivism is a significant social policy issue due to the vast numbers of prisoners who are currently incarcerated and will eventually be released (approximately 2.2 million in state and federal prisons and local jails).[8]

The National Institute of Justice, the research, development and evaluation agency of the U.S. Department of Justice, states that "Recidivism is one of the most fundamental concepts in criminal justice."[9]

In the words of the National Reentry Resource Center (NRRC), a project of the Justice Center of the Council of State Governments,

---

[2] http://csgjusticecenter.org/nrrc/projects/second-chance-act
[3] http://www.nytimes.com/2014/06/28/opinion/committed-states-have-reduced-recidivism-rates.html?_r=0
[4] http://www.naco.org/legislation/Documents/2014SecondChance.pdf
[5] http://csgjusticecenter.org/jc/senate-committee-approves-second-chance-reauthorization-act
[6] https://www.bja.gov/Funding/15SCARecidivismReductionSol.pdf
[7] http://www.washingtontimes.com/news/2015/feb/2/justice-dept-hopes-programs-cut-prison-populations/print/
[8] http://www.bjs.gov/content/pub/pdf/cpus13.pdf
[9] http://www.nij.gov/topics/corrections/recidivism/Pages/welcome.aspx

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> Today, improved reentry and recidivism reduction are *cornerstones of state and local crime policies across the country*. Governors routinely highlight the importance of reducing recidivism in their state of the state addresses, and mayors, sheriffs, and other local leaders across the country have established task forces focusing on reentry in their cities and counties.[10] (emphasis added)

The NRRC noted that "California, Delaware, Georgia, Nebraska, New Jersey, New York, and West Virginia are examples of states where governors highlighted reentry and recidivism-reduction efforts in their 2014 state-of-the-state addresses."[11]

It is hard to imagine a more significant social policy issue than our nation's 2.2 million prisoner population with a re-incarceration recidivism rate[12] of 55.1% – meaning that on average, more than one of every two prisoners who are released will return to prison. According to the Bureau of Justice Statistics, 637,400 prisoners were released in 2012[13] – which means, statistically, each year more than 351,200 ex-offenders can be expected to recidivate and return to prison.

In a comprehensive report released in April 2014, the U.S. Bureau of Justice Statistics (BJS) examined recidivism rates of 404,638 prisoners released in 30 states from 2005 to 2010.[14] The report found that 76.6% of ex-offenders in the 30 states examined were arrested within 5 years of their release, including 55.1% who returned to prison due to a parole or probation violation or a new conviction.[15]

As the Pew Center on the States has stated: "Although preventing offenders from committing more crimes once released is only one goal of the overall correctional system, it is a crucial one, both in terms of preventing future victimization and ensuring that taxpayer dollars are spent effectively."[16]

To reduce recidivism, all state and federal prisons provide rehabilitative and reentry programs and services. For example, the federal Bureau of Prisons "encourages inmates

---

[10] Reducing Recidivism, https://www.bja.gov/Publications/CSG-ReducingRecidivism.pdf
[11] *Id.*, fn. 2
[12] There are several ways to measure recidivism; i.e., by re-arrest, re-conviction and re-incarceration rates. The latter, used here, is the most conservative methodology
[13] http://www.bjs.gov/content/pub/pdf/p12tar9112.pdf
[14] http://www.bjs.gov/content/pub/pdf/rprts05p0510.pdf
[15] *Id.*
[16] "State of Recidivism: The Revolving Door of America's Prisons," http://www.pewtrusts.org/~/media/legacy/uploadedfiles/pcs_assets/2011/PewStateofRecidivismpdf.pdf

to participate in programs that reduce recidivism and improve reentry outcomes," and offers a broad array of rehabilitative programs.[17]

In requiring the Company to devote additional funds to rehabilitative and reentry programs for prisoners held in the Company's facilities, the Proposal narrowly seeks to address a significant social policy issue that directly impacts public health and safety, as increased access to rehabilitative programs will lower recidivism rates and thus reduce crime and victimization.

It is apparent that the failure to provide adequate rehabilitative programs to prisoners, which would reduce recidivism rates, presents an imminent threat to the nation's public health and safety.

The United States has the highest incarceration rate in the world,[18] and the vast majority of prisoners who are currently incarcerated will one day be released. The reduction of recidivism rates – which translates to less crime and victimization in our communities – is an issue that directly impacts the public's health and safety, and has been the subject of widespread public debate from all sides of the political spectrum.[19] It is one that, as has been shown, is the subject of substantial public debate and scrutiny. It is therefore "significant," as the Staff has understood and applied that term in the past.

The Company states that the "Commission has expressly noted that the allocation of profits, among other matters, do not involve the presence of widespread public debate," citing the 1998 Release. However, the 1998 Release does not mention allocation of profits at all, let alone expressly. In fact, the words "profit" or "profits" do not appear even once in the 1998 Release.[20] The 1998 Release does, however, explicitly mention social policy issues, noting that "the relative importance of certain social issues has reemerged as a consistent topic of widespread public debate," and that even proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers," which the Release views as core business issues, would not be excludable if they also related to "sufficiently significant social issues." 1998 Release.

[17] "A Directory of Bureau of Prisons' National Programs (May 21, 2014); *available at*: http://www.bop.gov/inmates/custody_and_care/docs/BOPNationalProgramCatalog.pdf
[18] http://www.prisonpolicy.org/global
[19] As one example, this joint *Wall Street Journal* editorial by New Gingrich and Pat Nolan: http://www.cnn.com/2014/12/05/opinion/gingrich-jones-prison-system
[20] http://www.sec.gov/rules/final/34-40018.htm

The Company may misunderstand the Proposal and the significant social policy issue it raises. The latter is not merely the allocation of the Company's profits, but rather the provision of rehabilitative and reentry programs to offenders with the goal of reducing high recidivism rates, in order to reduce crime and victimization in our communities.

B. Nexus to Company

The Staff has stated that "in those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under rule 14a-8(i)(7) as long as sufficient nexus exists between the nature of the proposal and the company." Staff Legal Bulletin No. 14E (CF) (October 27, 2009). As has been demonstrated, the Proposal raises significant policy issues transcending the day-to-day business of the Company. As will now be shown, the Proposal also bears a sufficient nexus to the Company that it should not be excludable under Rule 14a-8(i)(7).

As noted in the Proposal's supporting statement, "The need to reduce recidivism rates for offenders held in the Company's facilities is of particular importance, as two recent studies concluded that prisoners housed at privately-operated facilities have higher average recidivism rates."

In fact, those recent studies – one in 2008 involving ex-offenders in Oklahoma[21] and a 2013 study by the Minnesota Department of Corrections[22] – found that prisoners released from privately-operated correctional facilities have higher recidivism rates. This indicates there is a specific need for implementation of the Proposal at the Company's prisons, and demonstrates there is a sufficient nexus between the nature of the Proposal and the Company, which is, according to the Company's No-Action Request, "the nation's largest owner of partnership correction and detention facilities . . . [and] currently owns or controls 52 correctional and detention facilities and manages 12 additional facilities . . . with a total design capacity of approximately 84,500 beds in 19 states and the District of Columbia."

Indeed, the Company itself has acknowledged the importance of rehabilitating offenders. In a press release issued by CCA on September 15, 2014, the Company announced "a series of commitments" to rehabilitative programming, stating it would "play a larger role in helping reduce the nation's high recidivism rate." At the time,

[21] https://www.prisonlegalnews.org/news/2009/dec/15/private-prisons-dont-make-better-prisoners
[22] www.doc.state.mn.us/pages/files/9613/9206/2382/MN_Private_Prison_Evaluation_Website_Final.pdf

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CCA CEO Damon Hininger claimed that "Reentry programs and reducing recidivism are 100 percent aligned with our business model."[23] And according to the Company's website: "At CCA, we believe we have an opportunity and a responsibility to help inmates develop the skills and values they need to be less violent while in prison and productive members of society once released."[24]

Additionally, the nexus between the Proposal and the Company is clearly expressed in the Proposal's supporting statement:

> This resolution provides an opportunity for CCA to do more to reduce the recidivism rates of offenders released from the Company's facilities, and thus reduce crime and victimization in our communities.

C. Task Not Fundamental

Initially, the Proponent notes that providing rehabilitative and reentry programs to prisoners is not a task that is "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *See* 1998 Release. As the Company admits in its No-Action Request, it is a real estate investment trust (REIT) that "specializes in owning, operating and managing prisons and other correctional facilities . . . ." Rehabilitative programs, while part of the services the Company provides, are not "fundamental" to its business operations, which, as a REIT, are related to its real estate holdings. Further, the Proponent submits that the provision of rehabilitative programs to prisoners is not a "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

As has been shown, rehabilitation of prisoners with the goal of reducing high recidivism rates is an important social policy issue that has been the focus of debate by the public and policymakers for some time. On this issue, the Company's shareholders' opinions are as valid as those of the Company's Board.

D. Micromanagement

While the Proposal is detailed in what it requests from the Company, it does not "'micro-manage' the company by probing too deeply into matters of a complex nature

[23] http://www.cca.com/press-releases/corrections-corporation-of-america-to-enhance-and-expand-reentry-programming-opportunities-that-reduce-recidivism
[24] https://www.cca.com/providing-proven-re-entry-programs

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upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release.

The Proposal requests that CCA's Board adopt a policy, to be implemented by the Company's management, to spend funds equal to five percent of the Company's net income on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities.

However, notably, the Proposal does not specify *which* programs or services the Company must fund. It does not specify any programs or services by name, nor does it specify whether the programs or services must be educational, vocational, substance abuse treatment, life skills, mentoring, behavior modification, reentry preparation, etc.

In fact, the Proposal clearly states that the funds expended by the Company "may be used to expand or enhance rehabilitative programs or services already provided in the Company's correctional facilities; to establish new rehabilitative programs or services; or as donations to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners."

Thus, the Proposal provides options for the Company, and, again, does not mandate that the funds for rehabilitative or reentry programs or services go to any specific program or service, or to any particular non-profit organization. The Company's management may implement the Proposal in any manner that it sees fit, within the broad parameters of the Proposal. Previous proposals that have left open to management the method by which a company implements the proposal have been held by the Staff not to micromanage the companies at issue. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 29, 2011) (no micromanagement found where proposal mandated the issuance of sustainability reports but did not prescribe the process by which the reports were to be compiled or the consequences for supplier non-compliance). And, in fact, some proposals with significantly stricter demands have been upheld by the Staff. *See, e.g., The Gap, Inc.* (Mar. 14, 2012) (proposal to bar The Gap entirely from using Sri Lankan labor not micromanaging); *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse, specifying data to be included in reports, not micromanaging).

The Proposal also provides guidance to the Company by specifying that the funds be distributed proportionally among all of its facilities in active operation, according to each facility's average daily population. This is to ensure that the Company fairly distributes the expenditures specified in the Proposal, and does not concentrate funding for rehabilitative or reentry programs at some of the Company's facilities to the exclusion of others. As the SEC has noted, "proposals may seek a reasonable level of detail." *See* 1998 Release. Again, the Proposal does not specify *which* rehabilitative or reentry programs at the Company's facilities must be funded, *how* those programs are to be administered, *to whom* they must be given, *what* they must consist of, or even *who* must run them (the Company itself or other entities working alongside it).

Nor does the Proposal in any way affect the amounts that the Company currently spends on rehabilitative programs at its facilities, or how those funds are allocated. Rather, it requires the Company to spend *additional* funds on rehabilitative programs, beyond the funds it now spends. Therefore, unlike what the Company has implied in its No-Action Request, the Proposal has no impact on the Company's contractual obligations, what it currently spends on rehabilitative programs and services pursuant to those obligations or how those funds are allocated among its various facilities. In short, the funds specified in the Proposal will *supplement* what the Company already spends on rehabilitative programs, not supplant or require a reallocation of such funds.

The Company claims that if adopted, the Proposal "would dictate that the Company implement inflexible and specific changes in the amount and allocation of funds spent in its ordinary business that would have complex repercussions on the Company's business as a whole." This is simply false. The Proposal is fairly easy to implement: the Company need merely spend 5% of its net profits on rehabilitative programs, over and above what it is currently spending or required to spend, and distribute it proportionally among its facilities. This is much less specific than the decisions cited by the Company in its No-Action Request: nobody is telling the Company what kind of shower heads to use (*cf. Marriott International, Inc.* (March 17, 2010) (proposal asking Marriott to test and install showerheads that use limited amounts of water)), or how quickly to pay off a specific note it has issued (*cf. Vishay Intertechnology, Inc.* (March 28, 2008) (requesting that the company pay off a convertible note)). As the Staff has recognized, some level of detail is necessary in any shareholder proposal, but this one does not go beyond what the Staff has previously found acceptable. *See* 1998 Release.

The Company compares the provisions in the Proposal to those in other proposals that have been excluded, such as a "proposal asking Marriott to test and install showerheads that use limited amounts of water," *Marriott International, Inc.* (March 17, 2010), and testing of a train management system, *see Burlington Northern Santa Fe Corp.* (Jan. 14, 2014). Neither of those cases is applicable, as both of the proposals at issue in those cases were significantly more specific than the one at issue here. In *Marriott International Inc.*, for example, the proponent sought to limit Marriott hotels to using showerheads

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that delivered no more than 1.6 gallons per minute of flow and to install mechanical switches that would allow guests to limit the flow of water. In the prison context, that would be akin to a proposal that specified the exact type of rehabilitative services that a prison must provide, who must give them, and how they must be given. By contrast, the Proposal only requires the Company to expend additional funds on rehabilitative programs and services beyond the funds it already spends; it does not require the Company to change its existing practices, only expand them with additional funding.

The Company's citation of *Burlington Northern Santa Fe Corp.* is equally inapposite. There, the proponent sought to have the company incorporate a specific technology (a certain type of train signaling system) into its operations. Here, by contrast, the Proponent does not specify what the rehabilitative programming must consist of. It could be faith-based or secular, education-based or otherwise, Company administered or run by a non-profit, or some mix of any of the aforementioned options, or none of them. It is up to the Company. This makes the Proposal fundamentally different from the one in *Burlington Northern Santa Fe Corp.*

The Company also cites *Vishay Intertechnology, Inc.* (March 28, 2008) and *Irvine Sensors Corp.* (Jan. 2, 2001). Here again, the decisions cited by the Company are inapposite. In *Vishay Intertechnology, Inc.*, the proponent sought, among other things, to force the company to pay off a convertible note, thus changing the capital structure of the company. The Staff rightly noted that "management of existing debt" is an ordinary business operation, and thus excludable under Rule 14a-8(i)(7).[25] By contrast, here, the issue of rehabilitating offenders is one that is of broad concern to the general public. This is not a mere ordinary business operation, but a significant social policy issue. This likewise differentiates the Proposal from the one in *Irvine Sensors Corp.*, which related to terms upon which the company raises capital.

The Company should not be permitted to hide behind the cloak of the ordinary business exclusion, given that the subject of the Proposal addresses a significant social policy issue. At its core, the Proposal addresses an important human rights issue—one that is, has been, and continues to be the subject of public debate and legislative interest. This is the type of case in which the Staff has, in the past, found a "significant" issue. *See, e.g.*, *The Gap, Inc.* (March 14, 2012) (proposal seeking to end trade partnerships with Sri Lanka unless its government ceased human rights violations was significant

---

[25] Interestingly, the Staff did not exclude the proposal in *Vishay Intertechnology, Inc.* on the grounds that it micromanaged the company, the purpose for which the Company (the party that has the burden of persuasion) cites the case. Nevertheless, in the interests of completeness, the Company's argument is addressed here.

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

under Rule 14a-8(i)(7) because "the proposal focuses on the significant social policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *Fossil Inc.* (March 5, 2012) (environmental concerns); *AT&T Inc.* (February 7, 2013) (occupational and community health hazards); *Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse).

Certainly the issue of rehabilitating prisoners and reducing recidivism rates is an equally significant social policy issue to the ones considered in the decisions mentioned above—particularly for the hundreds of thousands of people who are victimized each year by ex-offenders who recidivate and commit more crimes. As noted above, the Bureau of Justice Statistics has found that over 637,400 prisoners are released each year, and 55.1% of ex-offenders return to prison within 5 years after their release. The Proponent submits that recidivism (and the resulting crimes committed by released prisoners) has a substantial impact on our society, has been subject to extensive public debate and constitutes a significant social policy issue.

In summary, the Proposal focuses on a significant social policy issue. The nature of the Proposal has a clear nexus with the Company and the Proposal does not micromanage the Company to an unreasonable degree. Nor does it "probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Rehabilitating offenders so as to reduce recidivism rates is not a "matter of a complex nature," but is rather a matter of great concern to the public and to the Company's shareholders, who are certainly able to make an "informed judgment" as to that issue. *See* 1998 Release. The Proponent therefore submits that the Company has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus should not be allowed to exclude the Proposal from its Proxy Materials.

III. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments we may have, we respectfully submit that CCA has failed to meet its burden of persuasion under Rules 14a-8(i)(7) and thus the Staff should not concur that the Company may omit the Proponent's Proposal from its Proxy Materials.

If the Staff disagrees with our analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. Please do not hesitate to

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI • WASHINGTON, DC
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

contact me at (212) 806-5509, or by fax at (212) 806-2509, or by e-mail at: jlowenthal@stroock.com if I can be of any further assistance in this matter.

Very truly yours,



Jeffrey S. Lowenthal

Enclosure

cc: William J. Cernius, Esq.
Daniel Rees, Esq.
Latham & Watkins LLP
650 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925

Alex Friedmann
5331 Mt. View Road #130
Antioch, TN 37013

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

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VIA EMAIL (shareholderproposals@sec.gov)

January 9, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America – 2015 Annual Meeting
Omission of Shareholder Proposal of Alex Friedmann

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Corrections Corporation of America, a Maryland corporation (the "Company"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders (the "Proxy Materials").

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) Exhibit A to this letter which includes a copy of the Proponent's cover letter submitting the Proposal, the Proposal and a letter from Scottrade regarding the Proponent's ownership of Company common stock as of November 19, 2014.

Pursuant to Rule 14a-8(j)(1), we are submitting this letter not less than 80 days before the Company intends to file its Proxy Materials.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

RESOLVED: That the stockholders of the Company request that the Board of Directors adopt the following policy to be implemented beginning in fiscal year 2015, for the purpose of reducing recidivism for offenders in the Company's facilities:

1. *That by the end of the third quarter of each fiscal year, the Company shall expend funds equal to five percent (5%) of the Company's net income for the prior fiscal year on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities.*

2. *That the expenditure of the funds specified in Section 1 shall be in addition to any funds the Company already spends, intends to spend or is required to spend on rehabilitative or reentry programs and services pursuant to the Company's contracts with government agencies.*

3. *That the expenditure of the funds specified in Section 1 may be used to expand rehabilitative programs or services already provided in the Company's correctional facilities; to establish new rehabilitative programs or services; or as donations to nonprofit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners.*

4. *That the Company shall expend the funds specified in Section 1 proportionally among the Company's correctional facilities that are in active operation (vacant facilities not included), with such funds prorated according to each active facility's average daily population at the end of the prior fiscal year.*

II. The Company

The Company, a publicly traded real estate investment trust (REIT), is the nation's largest owner of partnership correction and detention facilities and one of the largest prison operators in the United States, behind only the federal government and three states. The Company currently owns or controls 52 correctional and detention facilities and manages 12 additional facilities owned by the Company's government partners, with a total design capacity of approximately 84,500 beds in 19 states and the District of Columbia.

The Company specializes in owning, operating and managing prisons and other correctional facilities and providing residential, community re-entry and prisoner transportation services for governmental agencies. In addition to providing the fundamental residential services, our facilities offer a variety of rehabilitation and re-entry programs, including basic education, vocational training, faith-based services, life skills and employment training, and substance abuse treatment. These services are intended to reduce recidivism and to prepare offenders for successful re-entry into society upon their release.

In many cases, the nature and scope of the re-entry programming to be provided to inmates is explicitly defined in various contracts the Company has with its government partners. Further, in addition to the specificity of the contractual obligations set by government partners, these programs, and the *amount* of funds used to provide them, are regularly and carefully evaluated by the Company's management, based on their judgment and vast experience in the field of re-entry programming, taking into account a variety of factors they determine are relevant to the Company and its stockholders and government partners, including, availability of funds, effectiveness of the programs, size of inmate population, available resources at different facilities and other business considerations.

III. Grounds for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may **exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.**

Rule 14a-8(i)(7) permits a company to exclude a proposal from its proxy materials on the grounds that it deals with matters relating to the ordinary business operations of the company, ordinarily and properly carried out by the company's management and employees. In Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

This Proposal, if adopted, would dictate that the Company implement inflexible and specific changes in the amount and allocation of funds spent in its ordinary business that would have complex repercussions on the Company's business as a whole. As noted above, the amount budgeted by the Company for its programs intended to reduce recidivism and to prepare offenders for their successful re-entry into society upon their release, is reviewed and set by management after taking into account many considerations of the business and efficacy of the programs. The funding needs of these programs can vary in each facility, and the Company's programs are regularly evaluated, updated or changed due to a host of complex factors including business needs, advances in technology or findings in social sciences that guide best practices. Management's ability to develop the best strategy for assessing these considerations and making decisions for funding of these programs against the backdrop of all the other business considerations of the Company is fundamental to their ability to run the business and provide effective re-entry programming.

Companies have excluded, with the Staff's concurrence, similar proposals trying to "micro-manage" portions of a company's ordinary business operations and spending. For example, shareholder proposals attempting to [dictate] a company's research, development and testing have been excluded. *See Marriott International, Inc.* (March 17, 2010) (proposal asking Marriott to test and install showerheads that use limited amounts of water was properly excluded because the Staff concluded that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate"); *Burlington Northern Santa Fe Corp.* (Jan. 14, 2004) (proposal requesting that the company's board of directors "embrace testing of the Electronic Train Management System," or alternatively, a cab signaling system for its trains was properly excluded because it related to "the development and adaptation of new technology for the company's operations"). Finally, shareholder proposals seeking to dictate the terms of a company's spending and financing arrangements have also been properly excluded under Rule 14a-8(i)(7). *See Vishay Intertechnology, Inc.* (March 28, 2008) (concurring that the company could exclude a shareholder proposal requesting that the company pay off an existing convertible note); *Irvine Sensors Corp.* (January 2, 2001) (concurring in the exclusion of a proposal that related to the terms upon which capital is raised).

Because the Proposal seeks to micro-manage the amount and allocation among facilities of spending of corporate funds in a specific area of the business that management is already making day-to-day decisions for, it is clear that the Proposal is of the type that Rule 14a-8(i)(7) permits the Company to exclude. Similar to the precedent cited above, the Proposal relates to the ordinary business operations of the Company, better left to the informed judgment of Company's management rather than micro-managed by shareholders. Furthermore, it cannot be convincingly argued that the Proposal (which attempts to dictate the *amount* of net income spent and *allocation* of such spending among facilities) relates to a significant policy issue that transcends day-to-day business matters, raising policy issues so significant as to be appropriate for a shareholder vote. The Commission has expressly noted that the allocation of profits, among other matters, do not involve the presence of widespread public debate (the 1998 Release).

In sum, determining the correct level of spending each year towards specific programs that are a part of the ordinary business operations of the Company should be left to the Company's management and employees and the Proposal does not provide the flexibility needed by management to make decisions based on the current and ever-changing needs of the inmates and the Company. As such, this Proposal should be excluded in its entirety under Rule 14a-8(i)(7).

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact me or Daniel Rees of Latham & Watkins LLP at 714-755-2244 to discuss any questions you may have regarding this matter.

Very truly yours,



William J. Cernius, Esq.
of Latham & Watkins LLP

Enclosures

cc: Alex Friedmann c/o Jeffrey Lowenthal, Esq.
Steven E. Groom, Esq., Corrections Corporation of America
Daniel E. Rees, Esq., Latham & Watkins LLP

Exhibit A

Proposal from Alex Friedmann

PRISON LEGAL NEWS

Dedicated to Protecting Human Rights

www.prisonlegalnews.org
Please Reply to Tennessee Office:

afriedmann@prisonlegalnews.org
DirectDial: OMB Memorandum M-07-16***

*** FISMA & OMB Memorandum M-07-16***

November 19, 2014

SENT VIA EMAIL AND USPS PRIORITY MAIL

Corrections Corporation of America
Attn: Secretary
10 Burton Hills Boulevard
Nashville, TN 37215

Re: Shareholder Proposal for 2015 Proxy Statement

Dear Secretary:

As a beneficial owner of common stock of Corrections Corporation of America ("CCA"), I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for CCA's annual meeting of shareholders in 2015, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act").

I am the beneficial owner of at least $2,000 in market value of CCA common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the date of the annual meeting of shareholders. I have enclosed a copy of a Proof of Ownership letter from Scottrade.

I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, should you need any further information. If CCA will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, by telephone at 212-806-5509 or by e-mail at jlowenthal@stroock.com.

Sincerely,



Alex Friedmann

Enclosures



November 19, 2014

Alex Friedmann

*** FISMA & OMB Memorandum M-07-16***

Re: Scottrade Account *** FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

Scottrade is a brokerage firm registered with the SEC and FINRA. Through us, Mr. Alex Friedmann Account number *** FISMA & OMB Memorandum M-07-16*** has continuously held no less than 191 shares of Corrections Corporation of America, Inc. common stock (NYSE: CXW), CUSIP number 22025Y407, since at least March 25, 2010 to the present date. We in turn hold those shares through Depository Trust Corporation (DTC) in an account under the name of Scottrade.

If you have any questions, please contact our branch office directly at 615-340-7740 or toll free at 877-349-1980.

Sincerely,

Ed Ownby
Investment Consultant

RESOLUTION

On Sept. 15, 2014, Corrections Corporation of America ("the Company") announced that it will expand reentry programs at the Company's facilities.

CCA president Damon Hininger pledged that CCA "would play a larger role in helping reduce the nation's high recidivism rate," noting that "Reentry programs and reducing recidivism are 100 percent aligned with our business model."[1]

Recidivism rates for released prisoners are extremely high, with almost 77 percent of offenders being re-arrested within five years of release.[2]

The need to reduce recidivism rates for offenders held in the Company's facilities is particularly important, as two recent studies concluded that prisoners housed at privately-operated prisons have higher recidivism rates.

A 2013 Minnesota study determined "that offenders who had been incarcerated in a private prison had a greater hazard of recidivism in all 20 models, and the recidivism risk was significantly greater in eight of the models."[3]

A 2008 study of Oklahoma prisoners in public and private prisons found "a significantly greater hazard of recidivism among private prison inmates in six of the eight models tested.... In every categorical model (including the two that were non-significant), private prison inmate groups had a greater hazard of recidivism than did public inmate groups."[4]

Although the Company provides rehabilitative programs at its facilities, such programs are typically required by the terms of the Company's contracts with government agencies. This resolution provides an opportunity for CCA to do more to reduce the recidivism rates of offenders released from the Company's facilities, and thus reduce crime and victimization in our communities.

RESOLVED: That the stockholders of the Company request that the Board of Directors adopt the following policy to be implemented beginning in fiscal year 2015, for the purpose of reducing recidivism for offenders in the Company's facilities:

1. That by the end of the third quarter of each fiscal year, the Company shall expend funds equal to five percent (5%) of the Company's net income for the prior fiscal year on programs and services designed to reduce recidivism rates for offenders in the Company's correctional facilities.

---

[1] http://www.cca.com/press-releases/corrections-corporation-of-america-to-enhance-and-expand-reentry-programming-opportunities-that-reduce-recidivism
[2] http://www.bjs.gov/content/pub/pdf/rprts05p0510.pdf
[3] www.doc.state.mn.us/pages/files/9613/9206/2382/MN_Private_Prison_Evaluation_Website_Final.pdf
[4] https://www.prisonlegalnews.org/news/2009/dec/15/private-prisons-dont-make-better-prisoners/

2. That the expenditure of the funds specified in Section 1 shall be *in addition to* any funds the Company already spends, intends to spend or is required to spend on rehabilitative or reentry programs and services pursuant to the Company's contracts with government agencies.

3. That the expenditure of the funds specified in Section 1 may be used to expand rehabilitative programs or services already provided in the Company's correctional facilities; to establish new rehabilitative programs or services; or as donations to non-profit organizations that provide rehabilitative or reentry programs and services for prisoners or released prisoners.

4. That the Company shall expend the funds specified in Section 1 proportionally among the Company's correctional facilities that are in active operation (vacant facilities not included), with such funds prorated according to each active facility's average daily population at the end of the prior fiscal year.